UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of      June      , 20 10
Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)
Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]
Form 20-F ☑     Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]
Yes ☐     No ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     ]

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA
(Registrant)
Date June 15, 2010	By	/s/ Agus Murdiyatno
(Signature) Agus Murdiyatno
VP Investor Relations/ Corporate Secretary

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk.
ANNOUNCEMENT
RESOLUTIONS OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
(No.Tel.131/PR000/COP-A0070000/2010)
It is hereby announced to all shareholders of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbkabbreviated as TELKOM (the “Company”), that the Annual General Meeting of Shareholders (the “AGMS”) and the Extraordinary General Meeting of Shareholders (the “EGMS”) of the Company held on 11 June 2010 in Jakarta, approved and decided the following matters:
AGMS Resolutions:
Agenda 1:	Approve the Company’s Annual Report as presented by the Board of Directors, on the Company’s condition and operation for the 2009 Financial Year, including the Board of Commissioners’ Supervision Duty Report for the 2009 Financial Year.

Agenda 2:	1.	Ratify:

		a.	The Company’s Financial Statement (Consolidated) for the Financial Year 2009 audited by the Public Accountant Firm Tanudiredja, Wibisana & Partners according to its report A100408003/DC2/CAW/I/2010. A dated 8 April 2010 with an opinion “present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of 31 December 2009 and 2008, and the consolidated results of their operation and their cash flows for the years ending 31 December 2009, 2008 and 2007 in conformity with generally accepted accounting principles in Indonesia”..

		b.	Partnership and Community Development Annual Report for the 2009 Financial Year audited by the Public Accounting Firm Abdi Ichjar, BAP & Partners according to its report No. 014-LAI/KAP-AR/10 dated 23 March 2010 with with the assessment of the effectiveness of the distribution of funds 60.33% and 82.14% rate loan collectivity and an opinion “present fairly, in all material respects, the financial position of Partnership and Community Development Program of Community Development Center of PT. Telekomunikasi Indonesia, Tbk as of 31 December 2009 and Report of Activities and Report of Cash Flows for the year ending on that date, in conformity with generally accepted accounting principles in Indonesia.

	2.	Consequently, by the approval of the Company’s Annual Report for the 2009 Financial Year and Annual Report on Partnership and Community Development Program for the 2009 Financial Year, the AGMS hereby gives a full acquittal and discharge (volledig acquit et decharge) to all members of the Board of Directors and Board of Commissioners for their management and supervision and for their management and supervision of Partnership and Community Development Program performed during the 2009 Financial Year, to the extent are reflected in the Company’s Annual Report, Financial Statements for 2009 Financial Year and Annual Report of Partnership and Community Development for the 2009 Financial Year above and the actions do not contradict the laws and regulations.

Agenda 3:	1.	Approve the appropriation of the Company’s net profit for the 2009 Financial Year in the amount of Rp11.332.140.073.581 which will be distributed as follows:

		a.	cash dividend 50% of the net profit or in the amount of Rp 5,666,070,036,791,- including the amount of interim dividend (interim dividend) that have been distributed to the shareholders on December 28, 2009 based on resolution of a Board of Directors Meeting dated 18th November 2009 which have been approved by the Board of Commissioners Meeting dated 9th November 2009 of Rp524.190.170.387.- or Rp26,65 per share, so that the total final dividend that is still payable to the shareholders amounts to Rp 5,141,879,866,404,- or at least of Rp261.4149 per share based on the number of shares issued (not including the shares bought back by the Company as of the Meeting date of 490.574.500 shares);

		b.	Recorded as Retained Earning in the amount of Rp 5,666,070,036,791,- which will be used for the Company’s development.

Note:

The Company does allocate not for mandatory reserve since it has exceeded the amount as required by article 70 Law No.40 2007 regarding Limited Liability Company.

	2.	Approve that the distribution of dividends for the 2009 Financial Year will be conducted with the following conditions:

		a.	those who are entitled to receive Cash Dividends are shareholders whose names are recorded in the Company’s Register of Shareholders on 12 July 2010 at 16:00 hours Western Indonesia Standard Time;

		b.	the Cash Dividend shall be paid in one lump sum on 26 July 2010 taking into account the interim dividend was paid on December 28, 2009 amounting to Rp524.190.170.387, — .

	3.	The Board of Directors shall be authorized to regulate further the procedure of Cash Dividend distribution and to announce the same with due observance of the prevailing laws and regulations;

	4.	Approve the amount of Partnership and Community Development Fund for the 2010Financial Year as follows:

		a.	Partnership Program of Rp28.330,350,184,- equal to 0.25% of the Company’s net profit for the 2009 Financial Year.

		b.	Partnership Program of Rp90,000,000,000,- equal to 0.79% of the Company’s net profit for the 2009 Financial Year

Agenda 4:	Approve salaries for the Board of Directors and honoraria for the Board of Commissioners for 2010 including tantiem for the Board of Directors and Board of Commissioners for the 2009 Financial Year which have been calculated by the Nomination and Remuneration Committee, based on the Company’s financial capacity in consideration of the principles of properness/appropriateness with the following results:

	1.	The salary/honorarium for the President Director for the 2010 Financial Year per month (nett) is the same as the amount of salary for Fiscal Year 2009 with the following provisions:

		a.	The composition of salaries/honoraria for the President Director, Directors and Commissioners is the same as the composition of salaries/honoraria based on the resolutions of the Annual General Meeting of Shareholders for year 2007;

		b.	Any tax on salaries/honoraris shall be borne by the Company according to the prevailing laws and regulations.

	2.	Total gross tantiem (including tax) for the Board of Directors and Board of Commissioners for the 2009 Financial Year is 0,369% of the net profit, provided that:

		a.	The composition of tantiem for the President Director, Directors and Commissioners is the same as the composition of salaries/honoraria based on the resolutions of the Annual General Meeting of Shareholders for year 2007;

		b.	Quantities of bonuses for the Director, each Director, Chairman and each Commissioner for the fiscal year 2009 is proportional to the respective service period in the year 2009

		c.	Any tax incurred on tantiem will be borne by the relevant parties.

	3.	Facilities and allowances for members of the Board of Directors and Board of

Commissioners for the 2010 Financial Year are the same as those given in the 2009 Financial Year as resolved in the Annual General Meeting of Shareholders held on 12 June 2009.

Note: The amount of honoraria, tantiem and facilities for Secretary of the Board of Commissioners will be determined in the Board of Commissioners’ Meeting based on laws and regulations.

Agenda 5:	1.	Approve the appointment of Public Accounting Firm (KAP) Publik Tanudiredja, Wibisana & Rekan (a member firm of PricewaterhouseCoopers) to conduct an integrated audit of the Company for the 2010 Financial Year Consolidated Financial Statements, which audit will consist of the audit of the Consolidated Financial Statements of the Company, internal control on financial reporting for the financial year 2010.

	2.	Approve the reappointment of the Public Accounting Firm, Abdi Ichjar, BAP & Rekan, to conduct an audit the appropriation of funds for the Partnership and Community Development Program for the 2010 Financial Year.

	3.	Grants authority to the Board of Commissioners to determine an appropriate audit fee and other terms and conditions of appointment of the relevant Public Accounting Firm.

	4.	Grants authority to the Board of Commissioners to appoint an alternate Public Accounting Firm as well as to determine the terms and conditions of its appointment; in the event the appointed Public Accounting Firm can not perform or continue its engagement, including ....

Agenda 6:	To approve:

	1.	amendment to the provisions of the Company’s Articles of Association, as follows:

		a.	Article 3 Paragraph 2 of the Company Objectives and Article 15 Paragraph 6 of the blank voice / abstention to comply with Bapepam-LK IX.J.1 on principles of the Articles of Association of the Company that Makes Public Offering of Equity Securities and Public Companies,

		b.	Article 16 paragraph 8, 13, 14 and 17 about the term of office for members of the Board of Directors, Article 19 paragraph 8, 12, 16, and 17 of the term of office for members of the Board of Commissioners, and Article 19 paragraph 6 of the Appointment of members of the Board of Directors and members of the Board of Commissioners at the same time for adjusted by Act No. 19 of 2003 on State Enterprises and the Bapepam-LK IX.J.1 on principles of the Articles of Association of the Company that Makes Public Offering of Equity Securities and Public Companies,

		c.	Article 17 paragraph 7 of the Material Transaction to comply with Bapepam-LK IX.E.2 on Material Transactions and Change of Main Business,

the amendment of the overall Articles in accordance with the matrix of amendments to the Articles of Association that have been distributed to the Company Shareholders and explained in the AGMS.

	2.	to authorize to the Company’s Board of Directors with the right of substitution to re-state the resolution of this Meeting with respect to the amendment to the provisions of the Company’s Articles of Association in a Notarial Deed and further to submit a request of approval and to report to Minister of Law and Human Rights of the Republic of Indonesia, to register in the company register and publish in the State Gazette of the Republic of Indonesia in accordance with the laws and regulations.

Agenda 7:	1.	Approve the changes to the Company’s plan for the treasury stock as result of the Share Buy Back I through III, as follows:

		a.	Market placement;

Agenda 7:		b.	cancellation;

		c.	equity conversion

		d.	funding.

	2.	The Board of Director must receive approval from the Board of Commissioners for the removal of the treasury stock from the Share Buyback I, II and III, and report it’s usage/removal in the Annual General Meeting of shareholders.

	3.	The Board of Commissioners must consult with the holder of the Dwiwarna share before providing its consent.
EGMS Resolutions
Agenda 1:	Approve that:

	a.	Mr. Tanri Abeng as Commissioner

	b.	Mr. Arif Arryman as Independent Commissioner

	c.	Mr. P. Sartono as Independent Commissioner;

	d.	Mr. Rinaldi Firmansyah capacity as President Director;

	e.	Mr. Arief Yahya as Director of Enterprise & Wholesale;

temporarily continue to perform their tasks and obligations as President Commissioner, Independent Commissioner, President Director and Director of Enterprise & Wholesale of the Company until the composition are definitely determined by the nest shareholders meeting..
Bandung, 15 June 2010
PT Telekomunikasi Indonesia Tbk
The Board of Directors